UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

Commission File Number 0-29464
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2005

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Full Name of Registrant
    Rock of Ages Corporation

Former Name if Applicable
    N/A

Address of Principal Executive Office (Street and Number)
    772 Graniteville Road
City, State and Zip Code
    Graniteville, Vermont 05654

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

    For the reasons described below, which could not be eliminated without unreasonable effort or expense, Rock of Ages Corporation, or the Company, could not file its annual report on Form 10-K for the fiscal year ended December 31, 2005 within the prescribed 90-day time period.

    The Company and its Audit Committee were recently advised that the Company's historical classification of certain freight costs related to granite block sales to customers appeared to be inconsistent with EITF 00-10: "Accounting for Shipping and Handling Fees and Costs" issued by the Emerging Issues Task Force of the Financial Accounting Standards Board. The Company's long-standing practice with respect to granite block sales, primarily to customers outside North America, has been to arrange, in cooperation with the customer, the freight, shipping and handling by third parties  to  the customer's designated destination, and  to bill its customers for the granite blocks FOB quarry and these freight costs. The Company then pays these freight charges, and that cost of freight has always been accounted for by the Company as a reduction in revenues. Under EITF 00-10, the full amount billed to the customer, including these freight charges, should be included in revenues and the corresponding cost of freight paid by the Company should be included, as a matter of accounting policy, in either cost of goods sold or as an expense item.

    The overall impact of reclassifying these freight charges would be to increase both reported quarry revenues by the amount of these freight charges and cost of goods sold (or expenses) by the same amount and, therefore, would  have no effect on previously reported gross profit, operating income, net income (loss), earnings (loss) per share or cash flows.

    The Company and the Audit Committee are currently evaluating this matter to determine the proper accounting treatment of these costs. Since this evaluation has not been and will not be made by March 31, 2006, the Company is unable to file its annual report on Form 10-K for the year ended December 31, 2005 within the prescribed period, which ends on such date.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Michael B. Tule	800-884-7936
(Name)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As stated in the Company's earnings release issued on March 1, 2006, the Company's net loss for 2005 was $16,143,000, or $2.18 per share, compared to a net loss for 2004 of $3,221,000, or $0.44 per share.  Results for 2005 included a charge to tax expense of $9,194,000 to fully reserve for the Company's entire net U.S. deferred tax asset.  Results for 2004 included pre-tax settlement costs of the Eurimex litigation of $6,500,000.  The increased loss for 2005 compared to 2004 resulted principally from a decline in the quarry group's export shipments to customers in China, significant increases in SG&A expenses in the retail segment and a decrease in retail gross margin primarily due to the unanticipated negative impact of pricing and mix assumptions when the Company changed its branding program and implemented a new pricing grid in early 2005.

Rock of Ages Corporation.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2006	By	/s/ Michael B. Tule
Michael B. Tule
Senior Vice President/General Counsel

ATTENTION

    Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).